Exhibit 99.1

Entera Bio Ltd. Phillip Schwartz, Chief Executive Officer Tel: +972-2- 532-7151 phillip@enterabio.com	INTERNATIONAL INVESTOR RELATIONS Bob Yedid LifeSci Advisors, LLC 646-597-6989 bob@lifesciadvisors.com

Entera Bio and Amgen Enter Strategic Research Collaboration in Inflammatory
Disease and Other Serious Illnesses

- - -

Amgen will have the option to advance up to three large molecule programs using
Entera’s oral delivery technology

- - -

Entera will be eligible to receive up to $270 million in clinical and commercial milestone payments

Jerusalem, Israel – December 11, 2018 – Entera Bio Ltd. (Nasdaq: ENTX) announced today that it has entered into a research collaboration and license agreement with Amgen in inflammatory disease and other serious illnesses. Entera will use its proprietary drug delivery platform to develop oral formulations for one preclinical large molecule program that Amgen has selected. Amgen also has an option to select up to two additional programs to include in the collaboration.

“We are excited to leverage our proprietary oral drug delivery platform in collaboration with Amgen, a leader in the development of large molecule and biologic treatments in inflammatory disease and numerous other disorders,” stated Dr. Phillip Schwartz, chief executive officer of Entera. “This collaboration is an important validation of our platform technology. Importantly, the first program included in this agreement is very different from the Oral PTH (1-34) in Entera’s pipeline, highlighting the broad applicability of our technology.”

Under the terms of the agreement, Entera will receive a modest  initial technology access fee from Amgen and will be responsible for preclinical development at Amgen’s expense. Entera will be eligible to receive up to $270 million in aggregate payments, as well as tiered royalties up to mid-single digits, upon achievement of various clinical and commercial milestones if Amgen decides to move all of these programs forward. Amgen is responsible for clinical development, manufacturing and commercialization of any of the resulting programs.

Entera will retain all intellectual property rights to its drug delivery technology, which under this collaboration will be licensed to Amgen exclusively for Amgen’s nominated drug targets. Amgen will retain all rights to its large molecules and any subsequent improvements.

About Entera Bio Ltd.

 Entera Bio is a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics for use in orphan indications and other areas with significant unmet medical needs. The Company is initially applying its technology to develop an oral formulation of a human parathyroid hormone analog, Oral PTH (1-34), for treatment of hypoparathyroidism and osteoporosis.

++++++

Entera's proprietary platform technology, consists of two components: a small molecule that enhances the absorption of a large molecule therapeutic agents and a second component that “protects” the large molecule from digestion in the gastrointestinal tract.  This synergistic system is intended to increase oral bioavailability and decrease the variability associated with the oral administration of large molecule biologics and synthetic protein therapeutic agents.

++++++

Currently, biological entities and other large molecules can only be delivered via injections and or other non-oral pathways. However, oral drug delivery is the easiest method for self-administering medications, offers patients greater dosing flexibility, and has the highest patient acceptance and compliance rates as compared to all other routes of drug administration.

Forward Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact:
Bob Yedid
LifeSci Advisors, LLC
646-597-6989
bob@lifesciadvisors.com